Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
July 15, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On July 12, 2010, InvestorNews.com published an article, “New corn ETF second only to buying actual corn, says Teucrium’s Gilbertie,” a copy of which is set forth below.  This article was based in part on information provided in an interview with Sal Gilbertie, President of Teucrium Trading, LLC, conducted by InvestorNews.com reporter Jeff Benjamin.

InvestorNews.com is a commercial financial news website.  InvestorNews.com is wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to InvestorNews.com in connection with the article below or any other matter published or broadcast by InvestorNews.com concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

In accordance with Rule 433(f)(2)(ii) under the Securities Act of 1933, the Teucrium Commodity Trust wishes to add the following clarification to the InvestorNews.com article below:

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The article at issue states that the Teucrium Corn Fund is “the first single-commodity exchange-traded fund.”  In fact, the Teucrium Corn Fund is the first exchange-traded vehicle that is based on a single agricultural commodity.

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New corn ETF second only to buying actual corn, says Teucrium’s Gilbertie

First-ever single-commodity exchange-traded fund will be followed by five more this year

By Jeff Benjamin
July 12, 2010

Financial advisers and asset allocators looking for specific exposure to select commodities should keep an eye on the Teucrium Corn Fund Ticker:(CORN), the first single-commodity exchange-traded fund.

The fund, launched last month by Teucrium Trading LLC after a year in registration, will be followed by five similar ETFs that the company has already registered offering exposure to beans, wheat, sugar, crude oil and natural gas.

“It’s a new world, where the demand for commodities is growing, and there’s an intense desire for investment exposure,” said Sal Gilbertie, Teucrium president and chief investment officer.

The corn ETF, like Teucrium’s other ETFs in registration, uses staggered futures contracts to track the current price of the commodity.

“This is giving investors direct exposure to the price of corn that is second only to buying the actual corn and storing it in a silo in your yard,” Mr. Gilbertie said.

By any measure, corn is the largest of all commodities and generally makes up between 4% and 8% of most commodities indexes.

Investors seeking to gain exposure comparable to the corn ETF would have to open a futures trading account, something a lot of financial intermediaries are prohibited from doing.

“With this fund you can be precise in adding or trimming exposure to the commodity,” Mr. Gilbertie said.

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